EXHIBIT 99.1

FORM 51-102F3
Material Change Report

ITEM 1.	NAME AND ADDRESS OF COMPANY Seabridge Gold Inc. 106 Front Street East, Suite 400 Toronto, Ontario M5A 1E1
ITEM 2.	DATE OF MATERIAL CHANGE November 8, 2012
ITEM 3.	NEWS RELEASE Issued November 8, 2012 and distributed through the facilities of Marketwire (Canadian Timely Disclosure).
ITEM 4.
SUMMARY OF MATERIAL CHANGE

The Company reported the discovery of a very large and high-grade copper-gold zone below the Kerr deposit at its KSM gold-copper project. This discovery, named Deep Kerr, has the best metal values found to date at KSM, its grades and widths are improving with depth, the down dip potential remains wide open and it is favorably located for cost-effective exploitation.

Seabridge believes the Deep Kerr is an important discovery which could significantly improve KSM’s already robust projected economics.

ITEM 5.	FULL DESCRIPTION OF MATERIAL CHANGE See attached news release.
ITEM 6.	RELIANCE ON SUBSECTION 7.1(2) OR (3) OF NATIONAL INSTRUMENT 51-102 Not applicable

ITEM 7.	OMITTED INFORMATION No information has been omitted on the basis that it is confidential information.

ITEM 8.	EXECUTIVE OFFICER Contact: Rudi Fronk Telephone: (416) 367-9292
ITEM 9.	DATED at Toronto, Ontario, this 8th day of November, 2012.

Annex A

Seabridge Gold Inc.

News Release

Trading Symbols: TSX: SEA	For Immediate Release
NYSE: SA	November 8, 2012

Seabridge Gold Discovers Large, High-Grade Copper Zone at KSM

Drill Hole K-12-21 Intersects 473 Meters Grading 0.90% Copper and 0.31 gpt Gold
Kerr Depth Extension May Be ‘Game-Changing’ Core Zone Targeted in 2012 Drilling

Toronto, Canada…Seabridge Gold today reported the discovery of a very large and high-grade copper-gold zone below the Kerr deposit at its 100%-owned KSM gold-copper project located near Stewart, British Columbia, Canada. This discovery, named Deep Kerr, has the best metal values found to date at KSM, its grades and widths are improving with depth, the down dip potential remains wide open and it is favorably located for cost-effective exploitation.

Seabridge believes the Deep Kerr is an important discovery which could significantly improve KSM’s already robust projected economics. It will be drilled aggressively in 2013 using the proceeds of the Company’s recently-announced $24 million bought-deal flow-through financing.

Seabridge’s aim in this year’s exploration program at KSM was to search for higher temperature core zones that typically concentrate high-grade metals within very large porphyry systems such as KSM. Historically, these core zones generally have grades which are a multiple of those in the upper parts of the porphyry system where KSM’s known deposits are found. Evidence compiled by Seabridge’s team of geologists suggested that such a core was preserved intact on the KSM claims in close proximity to the known deposits and at a reasonable depth. Eleven targets were selected based upon geochemical analysis, mineralogy, metal distributions and geophysical surveys. The preliminary drill evidence suggests that Seabridge may have found the upper portion of a core zone below the known Kerr deposit.

Key observations of the Deep Kerr discovery include:

•
Alteration intensity increases with depth.  Favorable potassic alteration is present and the chalcopyrite to pyrite ratio increases in the deeper parts of Kerr suggesting that we are approaching the temperatures that would be associated with a high-grade core.

•
Gold and copper grades show more complete overlap at depth, increasing in tandem, another key indicator of a core zone.  At the periphery of the Kerr zone, intercepts of gold-only mineralization are thicker than at shallower depths, and these have potential to enhance overall gold grades.

•	The down-dip mineralized zones encountered consist of unusually thick sections with some of the highest metal values encountered to date at KSM.
•
The geometry from the existing resource model to these new results down dip supports a potential resource expansion in the range of 500 million tonnes (see attached plan map and cross section). Kerr now has geological continuity down dip of more than 500 meters which is likely to grow.

•
At depth, the Deep Kerr appears to be slightly offset by a post-mineral fault which took hole K-12-21 out of the high-grade material but Seabridge’s geological team believes that the displaced high-grade zone continues down dip.

•
The Kerr depth extension is above, and probably accessible from, the Sulphurets valley floor by way of an inclined tunnel, raising the potential for a lower cost block caving option which would also have significant environmental benefits.

Seabridge Chairman and CEO Rudi Fronk commented that “we found this prospective core zone target much sooner than we thought likely. Based on what we already know, we expect next year’s drill program to define large additions to measured and indicated copper and gold resources by the end of 2013. We also have the potential for substantially more upside if Deep Kerr proves to be a core zone similar to others found near comparably-sized porphyry systems.”

Mr. Fronk also noted that “our design for the KSM project has built in tremendous flexibility so this new discovery could fit seamlessly into our plans.”

The discovery at Kerr is substantiated by the following drill hole intersections:

Hole ID	Total Depth (meters)	From (meters)	To (meters)	Thickness (meters)	Gold Grade (g/T)	Copper Grade (%)	Silver Grade (g/T)
K-12-20	1011.0 incl. incl. incl. incl.	559.9	1011.0	451.5	0.27	0.45	2.0
		615.0	711.4	96.4	0.40	0.63	3.8
		778.0	883.0	105.0	0.41	0.60	1.7
		829.0	852.0	23.0	0.90	1.17	3.5
		979.5	1011.0	31.5	0.16	0.39	1.5
K-12-21	855.3	20.0	493.0	473.0	0.31	0.90	3.7
		503.0	519.0	16.0	2.20	0.04	15.0
		537.0	553.3	16.3	6.90	0.03	18.3
		672.0	738.0	66.0	0.38	0.37	4.1
		767.0	781.0	14.0	1.80	0.15	10.3

KERR LONG SECTION view to east-northeast
N
S
500m
pit limit
K-12-20
K-12-22
K-12-21
Sulphurets Valley
K-12-22:
Assays pending
crosses fault at
493m and exits zone
Deep Kerr Zone
open
open
K-12-20:
560 to 1011m – 0.27g/t Au, 0.45% Cu / 451m
including:
615 to 711.4m – 0.40g/t Au, 0.63% Cu / 96.4m
778 to 883m – 0.41g/t Au, 0.60% Cu / 105m
including:
829 to 852m – 0.90g/t Au, 1.17% Cu / 23m
979.5 to 1011m – 0.16g/t Au, 0.39% Cu / 31.5m
K-12-21:
20 to 493m – 0.31g/t Au, 0.90% Cu / 473m
503 to 519m – 2.20g/t Au, 0.04% Cu / 16m
537 to 553.3m – 6.90g/t Au, 0.03% Cu / 16.3m
672 to 738m – 0.38g/t Au, 0.37% Cu / 66m
767 to 781m – 1.80g/t Au, 0.15% Cu / 14m
ddh trace colors:
green = Cu
red = Au

The drilling reported above was designed to establish geological continuity between the Deep Kerr target and the Kerr mineral resource. The orientations of these holes were not intended to establish true widths of the mineral system and additional drilling is required for this purpose. The entire mineralized intercept in hole K-12-20, and the portion below a depth of 275 meters in hole K-12-21 are beyond the current resource limits. Assays from the final hole in the Deep Kerr program, K-12-22, are awaited. This final hole was drilled to test for the edge of the deposit to assist with the design of the 2013 drill program.

National Instrument 43-101 Disclosure.
Exploration activities at KSM are being conducted by Seabridge personnel under the supervision of William E. Threlkeld PGeo., Senior Vice President of Seabridge and a Qualified Person as defined by National Instrument 43-101. Mr. Threlkeld has reviewed and approved this news release. An ongoing and rigorous quality control/quality assurance protocol is employed during the 2012 program including blank and reference standards in every batch of assays. Cross-check analyses will be conducted at a second external laboratory on 10% of the samples. Samples will be assayed using fire assay atomic adsorption methods for gold, and ICP methods with atomic adsorption on concentrations over detection limits for other elements.

Seabridge holds a 100% interest in several North American gold projects. The Company’s principal assets are the KSM property located near Stewart, British Columbia, Canada and the Courageous Lake gold project located in Canada’s Northwest Territories. For a breakdown of Seabridge’s mineral reserves and mineral resources by category please visit the Company’s website at http://www.seabridgegold.net/resources.php.

All reserve and resource estimates reported by the Corporation were calculated in accordance with the Canadian National Instrument 43-101 and the Canadian Institute of Mining and Metallurgy Classification system. These standards differ significantly from the requirements of the U.S. Securities and Exchange Commission. Mineral resources which are not mineral reserves do not have demonstrated economic viability.

This document contains "forward-looking information" within the meaning of Canadian securities legislation and "forward-looking statements" within the meaning of the United States Private Securities Litigation Reform Act of 1995. This information and these statements, referred to herein as "forward-looking statements" are made as of the date of this document. Forward-looking statements relate to future events or future performance and reflect current estimates, predictions, expectations or beliefs regarding future events and include, but are not limited to, statements with respect to: (i) the accuracy and potential significance of exploration results, including whether they represent part of a possible high-grade core zone for the KSM project, a sizeable new deposit or a discovery that can significantly improve the economics of the KSM project; (ii) the potential that mineralization may continue down dip from hole locations and resources could grow; (iii) whether a deposit is in a cost-effective location and how it can be accessed; (iv) the timely completion of drilling and other exploration programs which may have been planned or scheduled and the expectation that further drilling or other exploration activities may take place in the future or that they may define additional resources or have any other particular result; and (v) the prospect that exploration work may enhance the value of KSM to Seabridge shareholders. Any statements that express or involve discussions with respect to predictions, expectations, beliefs, plans, projections, objectives or future events or performance (often, but not always, using words or phrases such as "expects", "anticipates", "plans", "projects", "estimates", "envisages", "assumes", "intends", "strategy", "goals", "objectives" or variations thereof or stating that certain actions, events or results "may", "could", "would", "might" or "will" be taken, occur or be achieved, or the negative of any of these terms and similar expressions) are not statements of historical fact and may be forward-looking statements.

All forward-looking statements in this news release and other news releases issued by Seabridge are based on Seabridge's or its consultants' current beliefs as well as various assumptions made by them and information currently available to them. These assumptions include: (i) the presence of and continuity of metals at the Project at observed or modeled grades; (ii) the capacities of various machinery and equipment; (iii) the availability of personnel, machinery and equipment at estimated prices; (iv) exchange rates; (v) metals sales prices; (vi) appropriate discount rates; (vii) tax rates and royalty rates applicable to the proposed mining operation; (viii) financing structure and costs; (ix) anticipated mining losses and dilution; (x) metallurgical performance; (xi) reasonable contingency requirements; (xii) success in realizing proposed operations; (xiii) receipt of regulatory approvals on acceptable terms, including the necessary right of way for the proposed tunnels; and (xiv) the negotiation of satisfactory terms with impacted Treaty and First Nations groups. Although management considers these assumptions to be reasonable based on information currently available to it, they may prove to be incorrect. Many forward-looking statements are made assuming the correctness of other forward looking statements, such as statements of net present value and internal rates of return, which are based on other forward-looking statements and assumptions. The cost information is also prepared using current values, but the time for incurring the costs will be in the future and it is assumed costs will remain stable over the relevant period.

By their very nature, forward-looking statements involve inherent risks and uncertainties, both general and specific, and risks exist that estimates, forecasts, projections and other forward-looking statements will not be achieved or that assumptions do not reflect future experience. We caution readers not to place undue reliance on these forward-looking statements as a number of important factors could cause the actual outcomes to differ materially from the beliefs, plans, objectives, expectations, anticipations, estimates assumptions and intentions expressed in such forward-looking statements. These risk factors may be generally stated as the risk that the assumptions and estimates expressed above do not occur, but specifically include, without limitation: risks relating to variations in the mineral content within the mineralized material identified, in particular mineral reserves or mineral resources from that predicted; variations in rates of recovery and extraction; developments in world metals markets; risks relating to fluctuations in the Canadian dollar relative to the US dollar; increases in the estimated capital and operating costs or unanticipated costs; difficulties attracting the necessary work force; increases in financing costs or adverse changes to the terms of available financing, if any; tax rates or royalties being greater than assumed; changes in development or mining plans due to changes in logistical, technical or other factors; changes in project parameters as plans continue to be refined; risks relating to receipt of regulatory approvals or settlement of an agreement with impacted First Nations groups; the effects of competition in the markets in which Seabridge operates; operational and infrastructure risks and the additional risks described in Seabridge's Annual Information Form filed with SEDAR in Canada (available at www.sedar.com) for the year ended December 31, 2011 and in the Corporation's Annual Report Form 40-F filed with the U.S. Securities and Exchange Commission on EDGAR (available at www.sec.gov/edgar.shtml). Seabridge cautions that the foregoing list of factors that may affect future results is not exhaustive.

When relying on our forward-looking statements to make decisions with respect to Seabridge, investors and others should carefully consider the foregoing factors and other uncertainties and potential events. Seabridge does not undertake to update any forward-looking statement, whether written or oral, that may be made from time to time by Seabridge or on our behalf, except as required by law.

ON BEHALF OF THE BOARD "Rudi Fronk" Chairman & CEO

For further information please contact:
Rudi P. Fronk, Chairman and CEO
Tel: (416) 367-9292   •  Fax: (416) 367-2711
Email:  info@seabridgegold.net